UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2013

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation 2012 Annual General Meeting notice and Proxy statements	4
1.2	KongZhong Corporation 2012 Proxy forms for ordinary shareholders	8

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: January 4, 2013

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

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Exhibit 1.1

KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

October 1, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual General Meeting of Shareholders of KongZhong Corporation (the “Company”). We will hold the meeting on December 18, 2012 at 2 p.m., Beijing time, at our offices on the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card. At this year’s Annual General Meeting, the agenda includes proposals to re-elect one Independent Director, and reappoint our independent auditor for the 2012 fiscal year.

Our Board of Directors has decided that each of the proposals is in the best interests of the Company and its shareholders and therefore recommends that you vote FOR each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Submitting the proxy before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Leilei Wang
Chief Executive Officer
Beijing, China

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KongZhong Corporation

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

Notice of 2012 Annual General Meeting of Shareholders

October 1, 2012

The 2012 Annual General Meeting of Shareholders of KongZong Corporation will be held at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China, on December 18, 2012, at 2 p.m., Beijing time, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an Ordinary Resolution, THAT the incumbent Director Hope Ni be re-elected as an Independent Director for an additional three-year term, to expire at the 2015 Annual General Meeting of Shareholders; and

2.	As an Ordinary Resolution, THAT Deloitte Touche Tohmatsu be re-appointed as the Company’s independent auditor for the fiscal year 2012, to hold office until the next Annual General Meeting of Shareholders.

And to transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement.

All holders of record of the Company’s ordinary shares (but not holders of American Depositary Shares) as of November 1, 2012, will be entitled to attend and vote at the Annual General Meeting.

This notice of 2012 Annual General Meeting of Shareholders and the Proxy Statement are also available through our website at http://ir.kongzhong.com.

By Order of the Board of Directors,

Leilei Wang
Chief Executive Officer
Beijing, China

SHAREHOLDERS: PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN December 10, 2012, 10 A.M., BEIJING TIME.

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KongZhong Corporation

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 18, 2012

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of KongZhong Corporation, a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at our 2012 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China, on December 18, 2012, at 2 p.m., Beijing time, and at any adjournments or postponements of the Annual General Meeting.

The Board of Directors has established November 1, 2012(the “Shareholders Record Date”) as the date used to determine those record holders of the Company’s ordinary shares to whom the notice of 2012 Annual General Meeting will be sent. The Board of Directors has established October 1, 2012(the “ADS Holders Record Date”) as the date used to determine those record holders of the Company’s ADSs to whom the notice of 2012 Annual General Meeting will be sent. If you properly cast your vote by executing and returning the enclosed proxy card (and, in the case of shareholders, if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card but do not give instructions as to how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2012 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or of any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding shares representing in the aggregate no less than 33.33% of the outstanding voting shares will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of two-thirds of the outstanding voting shares present in person or by proxy is required to approve Special Resolutions. The affirmative vote of a majority of the outstanding voting shares present in person or by proxy is required to approve all other proposals.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. We will reimburse the depositary bank for our ADSs, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with our Deposit Agreement.

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Annual Report

Our 2011 Annual Report is available through our website at http://.ir.kongzhong.com. Our Annual Report does not constitute proxy soliciting material.

PROPOSALS

Proposal No. 1: Ordinary Resolution to Re-elect Hope Ni as an Independent Director

Our Board consists of five Directors, each serving a three-year term. The terms of the directors are staggered. One director’s term, including that of Hope Ni, shall expire at this year’s Annual General Meeting of Shareholders. The Board has nominated the incumbent Director, Hope Ni, to be re-elected as an Independent Director for an additional term of three years, to expire at the 2015 Annual General Meeting of Shareholders.

Hope Ni, has been an Independent Director of our company since January 2007. Her current term expires in 2012 AGM. Ms. Ni has been the chairman of the board of directors of Inspire Capital, an investment and consulting company, since May 2008, which changed its name from Rising Year Group Limited in 2011. Until January 2008, Ms. Ni served as the chief financial officer and director for Cogo Group, Inc., a NASDAQ -listed company and a technology service provider in the PRC, which she joined in August 2004. Prior to joining Cogo, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at Digital China Holdings Ltd., a Hong Kong-listed company; JA Solar Holdings Co., Ltd., a NASDAQ-listed company; and ATA Inc., a NASDAQ-listed company. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

The Board recommends a vote FOR the re-election of Hope Ni as an Independent Director for an additional term of three years, to expire at the 2015 Annual General Meeting of Shareholders.

Proposal No.2: Ordinary Resolution to Reappoint Deloitte Touche Tohmatsu as the Company’s Independent Auditor

The Board proposes that Deloitte Touche Tohmatsu be reappointed as the Company’s independent auditor for the fiscal year 2012, to hold office until the next Annual General Meeting.

If the reappointment of Deloitte Touche Tohmatsu is not approved by the shareholders, Deloitte Touche Tohmatsu will nevertheless remain the Company’s independent auditor until another independent auditor is appointed by the shareholders or until it resigns from such position.

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Audit Fees

The table below summarizes the fees that the Company paid or accrued for services provided by Deloitte:

	2010	2011
	(In U.S. dollars)
Audit Fees	$789,000	$1,137,000

The Board of Directors recommends a vote FOR reappointing Deloitte Touche Tohmatsu as the Company’s independent auditors for the fiscal year 2012, to hold office until the next Annual General Meeting.

OTHER MATTERS

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Leilei Wang
Chief Executive Officer
Beijing, China

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Exhibit 1.2

KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

(NASDAQ: KONG)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT THE 35TH FLOOR, TENGDA PLAZA, NO. 168 XIZHIMENWAI STREET, BEIJING, CHINA ON WEDNESDAY, DECEMBER 18, 2012 AT 2 P.M.

I/WeNote 1 ________________________________of ____________________________________ being the registered holder(s) of _____________________shares of par value US$0.0000005 each Note 2 in the capital of KongZhong Corporation (the “Company”) HEREBY APPOINTS THE CHAIRMAN OF THE MEETING orNote 3 _________________of _____________________ or failing him ___________________ of __________________

to act as my/our proxy to attend, act and vote on my/our behalf at the Annual General Meeting of the Company to be held at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China on December 18, 2012 at 2 p.m. and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the Notice of 2012 Annual General Meeting of Shareholders.

Please indicate with a “√” in the spaces provided how you wish your votes to be cast on a poll. If you wish to vote for the below resolutions, check the appropriate boxes marked “For”. If you wish to vote against the below resolutions, check the appropriate boxes marked “Against”. Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his or her discretion.

Ordinary Resolutions	For	Against

Proposal No. 1. To Re-elect Hope Ni as an Independent Director

IT IS RESOLVED, as an Ordinary Resolution, THAT:

The incumbent Director Hope Ni be re-elected as an Independent Director for an additional three-year term, to expire at the 2015 Annual General Meeting of Shareholders.

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Ordinary Resolutions	For	Against

Proposal No. 2. To Reappoint Deloitte Touche Tohmatsu as the Company’s Independent Auditor

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Deloitte Touche Tohmatsu be re-appointed as the Company’s independent auditor for the fiscal year 2012, to hold office until the next Annual General Meeting of Shareholders.

Dated __________ Signature(s) Note 4______________

Note 1	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint holders of a share, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holders is present at the Annual General Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of Members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
Note 2	Please insert the number of share registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
Note 3	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy need not be a Member of the Company but must attend the Annual General Meeting in person to represent you.
Note 4	This form of proxy must be signed by your or your attorney duly authorized in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorized the sign the same.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company offices at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044 no later than December 10, 2012, 2 p.m. Beijing time. Completion and delivery of this form will not preclude you from attending and voting at the Annual General Meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.

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